October 18, 2005



Mr. Dennis J. Welhouse
Lexington Precision Corp.
40 East 52nd Street
New York, NY  10022

Re:	Lexington Precision Corp.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended June 30, 2005
      File No. 0-3252

Dear Mr. Welhouse:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3732 or, in her absence, to the undersigned at (202)
551-
3768.

							Sincerely,

							John Cash
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE